Exhibit 99.5

NICE Actimize Recognized as 2017 Financial Crime Product of the Year
by Risk.net’s Operational Risk Awards

The annual OpRisk Awards honors excellence in operational risk management and regulation

Hoboken, NJ – June 14, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was judged the 2017 Financial Crime Product of the Year by Risk.net’s Operational Risk Awards in its annual awards event held in London last night. The OpRisk Awards event is part of the IncisiveMedia group which includes market-leading brands such as Risk.net and Chartis Research.

The annual OpRisk Awards honors excellence in operational risk management, regulation and risk management service provision. Covering 13 vendor categories, including awards for law firms, consultancies and technology providers, the awards were judged by a panel of operational risk practitioners and industry experts.

“Financial crime was an extremely competitive category this year, so to win is a testament to the quality of NICE Actimize’s offering,” said Tom Osborn, Editor, Risk Management, Risk.net.

“We are pleased to continue to lead the industry in fighting financial crime by offering solutions that demonstrate our commitment to innovation, through the integration of advanced technologies such as robotic process automation, artificial intelligence, and machine learning which boost operational productivity,” said Joe Friscia, President, NICE Actimize. “We are pleased that the OpRisk awards judges recognizes our contributions to financial crime risk management and operational excellence on behalf of our customers.”

Earlier this year, Risk Magazine, part of the Risk.net publishing group and a sister publication of OpRisk, named NICE Actimize its 2017 Financial Crime technology category leader in its annual Technology Rankings. Additionally, Chartis, a leading provider of research and analysis on the global market for risk technology recently recognized NICE Actimize as its 2017 RiskTech100® Financial Crime Risk Management category winner for the second year in a row, also ranking it in its “Top Ten” vendor listing.

About RISK.net
Risk.net is the online information resource for senior financial services executives. The site delivers exclusive news published every business day, and provides access to the online editions of seven market-leading financial risk management publications (Asia Risk, Energy Risk, Life & Pension Risk, Operational Risk & Regulation, Risk and Structured Products). With a history spanning nearly 30 years, Risk has access to the most senior figures in the market, and gets to the heart of risk management, regulation and derivatives stories first.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.